

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

June 25, 2019

Praveen P. Tipirneni, M.D.
Chief Executive Officer
Morphic Holding, Inc.
35 Gatehouse Drive, A2
Waltham, MA 02451

> **Re: Morphic Holding, Inc.
> Registration Statement on Form S-1
> Exhibit Nos. 10.10, 10.11, 10.12, and 10.13
> Filed May 30, 2019
> File No. 333-231837**

Dear Dr. Tipirneni:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance